October 8, 2024

Ka Chun Lam
Chief Executive Officer
MasterBeef Group
Unit 1509-10, Tower 1, Ever Gain Plaza
88 Container Port Road
Kwai Chung, New Territories, Hong Kong

       Re: MasterBeef Group
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted September 30, 2024
           CIK No. 0002027265
Dear Ka Chun Lam:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 20, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1
Risks Related to Doing Business in Hong Kong
The PRC government may intervene or influence our operations at any time..., page 27

1. Please remove language stating or implying that you are not a China-based issuer. In this regard, we note that while you primarily operate in Hong Kong, the risks applicable to entities operating in China could have ramifications on your business if it were to become subject to PRC laws/authorities. We note this risk factor contemplates potential PRC intervention or influence over "Hong
Kong-based
       issuers." Please revise.
 October 8, 2024
Page 2

Regulations, page 88

2. We note your response to comment 9 and reissue. Please revise your disclosure to clearly state whether you, the registrant, are in compliance with all applicable laws and regulations, including whether you have received all applicable licenses. Please also update your related risk factor on page 21 accordingly. In this regard, we note your disclosure regarding the licensing and compliance of your Hong Kong Operating
       Subsidiaries.
Resale Prospectus Alternate Page, page Alt-1

3. We note your response to comment 12. Please further expand your disclosure to clearly state the price that each Resale Shareholder paid for the shares being registered for resale. In this regard, we note your amended disclosure appears to state total consideration for the transfers was $1,920,000.
4. Revise to ensure that your resale prospectus cover page conveys the same information about the risks of investing in a Hong Kong business as your firm commitment offering cover page.
       Please contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Mara Ransom at 202-551-3264 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   David Stefanski